Filed by CH2M HILL Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M HILL Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

“I’m a slow walker but I never walk backwards.”
— Author unknown

What a week! As I’ve walked around talking with people about this week’s announcement I’ve heard two very conflicting emotions — grief and optimism — and a third — relief. While we announced an agreement for CH2M to be acquired by Jacobs subject to stockholder and regulatory approvals and customary closing conditions, it feels as if a chapter in our history may be closing — grief. Yet another may be about to begin — optimism. And some relief we may finally have an answer to the question about our capital structure change.

The other observation I’ve noticed is that the sense of grief and optimism isn’t necessarily tied to how long you’ve worked here. While people who have worked for the company for 20 or 30 years or more may have more memories than those who have only been here for a few, no matter how long you’ve been with CH2M, we all share a collective passion for the important work we do and our purpose. Our entire global team came together to rally with our CEO and our leadership team to build the positive momentum in our business, and those are memories we all get to cherish no matter what happens.

Check in with yourself and your teams. Find out how they are feeling. Share your memories, and be open about your fears. Above all, take time to grieve, but remember the potential and remember these words from the Little Yellow Book, “No matter what the organizational structure, if the people in it want it to work, it will.”

While the announcement this week is a little bit bigger than an organizational structure change, we can still find meaning in those words.

Do you have a memory you’d like to share? Send it to xxxxxxxxx@ch2m.com.

Have a safe weekend,

Michelle Jones
Chief Communications Officer

CH2M Chairman and CEO Jacque Hinman and Jacobs Chairman and CEO Steve Demetriou address Denver campus employees.

Quotes from news clips

“We are delighted about the prospects of combining CH2M with Jacobs. Since late 2014, we’ve been transparent about our plans to pursue an ownership transition, providing sustained access to capital for growth. Considering all of the options, we focused on securing greater opportunities for our employees, delivering superior value to our clients and enhanced value for our stockholders, all while continuing to serve the higher purpose our company is known for, providing sustainable solutions for a better world.”

-Jacque Hinman, CH2M Chairman and CEO (Business Wire)

“Between now and transaction closing, I continue to proudly serve as chairman and CEO of CH2M. Proudly, because we accomplished all of the goals established when I became CEO In January 2014, reflected in the excellent premium we’re commanding in this combination. Once [the deal is] completed, I’ll take that experience and pride in all we achieved at CH2M on to my next opportunity, to transform another company.”

-Jacque Hinman, CH2M Chairman and CEO (DBJ)

“Today I can say with confidence that in choosing this path with Jacobs, we’ve made the right choice and the best choice for our employees, clients and stockholders, just as our founders would expect. It’s a choice that honors them.”

-Jacque Hinman, CH2M Chairman and CEO (Conference call)

“By increasing our industry reach and adding to our already extensive skills, this transaction enhances our value to our clients and bolsters Jacobs’ position as a premier consulting, design, engineering, construction, and operations and maintenance technical services firm. CH2M brings to Jacobs a talented, engaged team with capabilities and values that are very complementary to our own. Together, we will bring more solutions to our clients, give more opportunity to our employees and create increased value for Jacobs’ shareholders.”

-Steve Demetriou, Jacobs Chairman and CEO (Business Wire)

In connection with integration planning, Demetriou continued, “Jacobs is leveraging lessons learned from past experiences and is focused on critical success factors, including retaining talent, building on the strong culture foundations of both companies, ensuring base business performance, and developing and delivering cost and growth synergies. Jacobs and CH2M have complementary cultures and shared values that put people at the heart of the business. With this foundation and the clear integration plan we have developed, we expect to successfully bring our companies together.”

-Steve Demetriou, Jacobs Chairman and CEO. (Business Wire)

“The industry is resource constrained. This is what we needed at Jacobs, CH2M’s great talent. We have partnered with the right strategic firm. It’s all about growth. We will create a company that doesn’t exist in the industry. We are excited about the new capabilities.”

-Steve Demetriou, Jacobs Chairman and CEO (Engineering News-Record)

“CH2M’s people and talent are first and foremost what we’re acquiring here and Denver is the heart of CH2M and its talent.” As for CH2M’s home town, Demetriou said he expects “the Denver region will become one of our largest, if not the largest, in buildings and infrastructure [sectors for the combined company] going forward.”

-Steve Demetriou, Jacobs Chairman and CEO (Denver Business Journal)

“We want to unite and combine and bring the best of both companies together. CH2M has a unique, strong brand — as does Jacobs — and we want to blend those two.”

-Steve Demetriou, Jacobs Chairman and CEO (Denver Business Journal)

“We have a very common transformational journey, clients and quality. It’s all about the people. I think as acquisitions go, the cultural opportunity is tremendous, but we also don’t overlap on the business side. Their board is made of many CH2M employees that unanimously approved it. But more importantly, during the two months of due process, the enthusiasm we witnessed was just inspiring. We are off to a running start.”

-Steve Demetriou, Jacobs Chairman and CEO. (Conference call)

The deal price surprised some market analysts. It was “much higher than we expected,” said Wittmann, “with the industry track record on large M&A integration success mixed.” But he emphasized that “with CH2M checking boxes in water, nuclear/environmental remediation, and broader government services, these businesses reduce market cyclicality, are favorable to working capital, and lower risk” for Jacobs.

-Andrew Wittmann, construction sector analyst at Baird Equity Research (Engineering News-Record)

CH2M is “reasonably priced” as an acquisition target, given adjusted earnings “within the range of comparable industrial deals” and a potential of $15 million in annual cost savings following the tie-up. “But on a call to discuss the transaction, executives made clear the big motivator here is growth.”

-Brooke Sutherland, Bloomberg columnist

CEO Excellence Awards update

Thanks for all your fantastic nominations! We received more than 70 across all categories:

•                  18 - Technology & Innovation

•                  17 - Delivery Solutions

•                  15 - Client Centricity

•                  12 - Career Achievement

•                  15 - Emerging Leader

Next Steps

The first round of judging starts the week of Aug. 7, and continues through Sept. 18, with the final round of executive judging scheduled for Sept. 27. Look for an announcement with the winners in mid-October.

We are STILL hiring

The news of the agreement with Jacobs announced this week doesn’t change the fact that we are still hiring and that is a key component of us meeting our 2017 business plan. We’ve armed our recruiters with key talking points for potential recruits because, combined together, they will have even greater opportunities. Take a look at the hot jobs listed below. You’ll see some exciting opportunities. Do you know anyone who would be a great fit? Refer someone today!

170001KF — Sewage Treatment Plant Project Manager, Riyadh, Saudi Arabia

170003P9 — Intermediate Instrument & Controls Engineer, Ottawa, Canada

170003GC — Environmental Engineer/Scientist — Contaminated Land, Sydney, Australia

170003ER — Commercial Advisor, Lower Thames Crossing, London, United Kingdom

170001W9 — Ports and Maritime Project Manager, New York, New York

This week’s issued releases

•                  CH2M pilots multi-state, mileage-based user fees effort to support I-95 Corridor Coalition - 8/1

News clips, thought leadership

•                  CH2M Adds Senior Payment Systems Engineer to Transit and Rail Team in Los Angeles (Mass Transit Mag) - 8/3

•                  Protecting your investments: 10 ways to reduce infrastructure risk and increase resiliency (CH2M) - 7/31

•                  Demolition of former Plutonium Finishing Plant processing building now underway (NBCRightNow) - 7/27

•                  Chemical Solvent’s Risks Drive Small Firms to Innovate (Bloomberg BNA) - 7/27

•                  Ten ways to grow Wonder Women! (CH2M Foundation) - 7/27

CH2M/Jacobs acquisition news clips

•                  Jacobs Engineering to Buy CH2M Hill for $2.85 Billion - WSJ (The Wall Street Journal)

•                  Jacobs to Acquire CH2M to Create Premier $15 Billion Global Solutions Provider (Business Wire)

•                  Jacobs acquires CH2M for £2.5bn (Building.co.uk)

•                  Jacobs Engineering to acquire CH2M Hill (Times of India)

•                  Colorado’s largest private company is bought by Texas firm for $3.27B (Denver Business Journal)

•                  Dallas’ Jacobs to buy Denver-based rival in $3.27B deal

•                  Jacobs buys CH2M in £2.47bn takeover deal (Construction News)

•                  Jacobs and CH2M: Delivering advanced solutions for a more connected, sustainable world (Jacobs)

•                  Jacobs to Acquire CH2M to Create Premier $15 Billion Global Solutions Provider (CH2M)

•                  Jacobs Appoints Gary Mandel to Lead Integration of Newly Announced CH2M Acquisition (Business Wire)

•                  Jacobs Engineering to acquire CH2M for $2.85 billion in one of industry’s largest deals (Dallas Morning News)

•                  Jacobs Engineering to boost government business with CH2M buy (Reuters)

•                  CH2M, one of Colorado’s largest employers with a rich history here, sold to Texas engineering giant (Denver Post)

•                  Jacobs Engineering buying CH2M for $2.85 billion (Houston Chronicle)

•                  Jacobs buys CH2M for £2.1bn (Construction Inquire)

•                  Jacobs CEO: This acquisition will create a $15B company (Dallas Business Journal)

•                  Buyers Bet on Infrastructure, With or Without Trump (Bloomberg)

•                  Is the comeback on for CH2M? (Construction News)

•                  CH2M’s buyer talks about Colorado plans; CH2M’s CEO to exit with sale (Denver Business Journal)

•                  CH2M-Jacobs deal is seen as a bet on Trump’s infrastructure promise (Denver Business Journal)

•                  Jacobs agrees to buy CH2M, including Hanford contract (Tri-City Herald)

•                  Colorado’s Fortune 500 roster will shrink with CH2M, Level 3 deals (Denver Business Journal)

•                  Jacobs snaps up top British engineer CH2M (The Times)

•                  Jacobs Pays Surprise Premium in $3.27B Deal for CH2M (Engineering News-Record)

•                  Jacobs to buy CH2M to form an energy engineering giant (Houston Chronicle)

•                  CH2M board agrees to sale (Corvallis Gazette-Times)

•                  Jacobs Engineering to Acquire CH2M, Fusing Two EPC Leaders with More than $163 Billion in Projects (PR Newswire)

•                  Latham and Wachtell advise on $3.27bn acquisition of HS2 contractor by Jacobs Engineering (Legal Week)

•                  Jacobs agrees to buy CH2M, including Hanford contract (Bellingham Herald)

•                  Jacobs Engineering to buy CH2M Hill for $2.85B (Construction Dive)

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

Jacobs will file a Registration Statement on Form S-4 that will include a proxy statement of CH2M that also constitutes a prospectus of Jacobs and other documents concerning the proposed transaction with the SEC. The definitive proxy statement/prospectus will be delivered to stockholders of CH2M.  INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by CH2M and Jacobs with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained for free by going to CH2M’S Investor Relations page on its corporate website at http://ir.ch2m.com or by contacting CH2M Investor Relations by telephone at (720) 286-2000 or by mail at 9191 South Jamaica Street, Englewood, Colorado 80112 or by contacting Jacobs Investor Relations by e-mail at investor.relations@jacobs.com, by telephone at (626) 578-3500 or by mail at 1999 Bryan Street, Suite 1200, Dallas, TX, 75201.

Participants in the Solicitation

CH2M, Jacobs, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of CH2M stockholders or Jacobs stockholders generally, will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Information regarding CH2M’s directors and executive officers and their beneficial ownership of CH2M common stock is also set forth in

CH2M’s annual proxy statement on Schedule 14A filed with the SEC on April 24, 2017, and is supplemented by other public filings made, and to be made, with the SEC by CH2M. This document is available free of charge at the SEC’s website at www.sec.gov or by going to CH2M’S Investor Relations page on its corporate website at http://ir.ch2m.com. Information concerning Jacobs’ directors and executive officers and their beneficial ownership of Jacobs common stock is set forth in Jacobs’ annual proxy statement on Schedule 14A filed with the SEC on December 9, 2016. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Jacobs’ Investor Relations page on its corporate website at http://invest.jacobs.com/investors.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding our future financial performance, results of operations; benefits of the transaction to stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined companies to drive growth; other statements regarding the proposed transaction and any other statements that are other than statements of historical fact. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, but their absence does not mean that a particular statement is not forward-looking. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if CH2M does not receive the required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which CH2M or Jacobs expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the CH2M stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of CH2M and Jacobs generally, including those set forth in the filings of CH2M and Jacobs with the SEC, especially in the “Risk Factors” section of CH2M’s Annual Report on Form 10-K for the year ended December 30, 2016 filed with the SEC on March 7, 2017, the “Risk Factors” section of Jacobs’ Annual Report on Form 10-K for the year ended September 30, 2016 filed with the SEC on November 22, 2016, and Jacobs’ Quarterly Reports on Form 10-Q for the quarterly periods ended December 30, 2016 and March 31, 2017, filed with the SEC on February 8, 2017 and May 9, 2017, respectively, and in CH2M’s and Jacobs’ other periodic reports and filings with the SEC. CH2M cautions investors not to place undue reliance on the forward-looking statements contained herein. All forward-looking statements are based on information currently available to CH2M on the date hereof, and CH2M undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.